SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of April, 2002

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

**Bolívar 108
(C1066AAB)
Buenos Aires, Argentina**
(Address of principal executive offices)

Form 20-F _❄_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _❄_

**IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE "COMPANY")**

REPORT ON FORM 6-K

Attached is an English translation of summaries of a bondholders' meeting held on March 27, 2002, filed by the Company with the *Bolsa de Comercio de Buenos* Aires and the *Comisión Nacional de Valores* on April 2, 2002.

SUMMARY OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING OF IRSA SERIES 02 FLOATING RATE NOTES DUE 2002 IN A PRINCIPAL AMOUNT OF U$S 44,054,118, HELD ON MARCH 27, 2002 (THE "SERIES 02 NOTES")

First Point:

It was unanimously approved by Banca Nazionale del Lavoro ("BNL"), HSBC Bank Argentina S.A. ("HSBC") and Banco Sudameris S.A. ("Banco Sudameris") the designation of the representatives of the bondholders Banco Sudameris and HSBC to approve and sign the minute of the meeting.-

Second Point:

It was unanimously approved:

1) to extend the maturity of the principal of the Series 02 Notes due on March 27, 2002 established in the Third Amendment to the Second Supplemental Indenture corresponding to the Series 02 Notes and stated in the term and conditions of the Series 02 Global Note and the capitalization of such interest corresponding to the Series 02 Notes, until April 22, 2002.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the extension of the maturity of the principal until April 22, 2002.

Third Point:

It was unanimously approved:

1) to extend the maturity of the Interest Period beginning on January 31, 2002 and ending on March 27, 2002 until April 22, 2002 and the capitalization of such interest corresponding to the Series 02 Notes. Therefore, the principal amount of the Series 02 Notes will be US$ 44,850,713.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the capitalization of the interest corresponding to the Interest Period beginning on January 31, 2002 and ending on March 27, 2002 and the extension of the maturity until April 22, 2002.

Fourth Point:

It was unanimously approved:

1) the amendment of the Interest Rate applicable to the Series 02 Notes for the Interest Period beginning on March 27, 2002 and ending on April 22, 2002, establishing an annual fix interest rate of 12%.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the new interest rate applicable to the Interest Period beginning on March 27, 2002 and ending on April 22, 2002.

Fifth Point:

It was unanimously approved:

1) To amend the Indebtedness to Consolidated EBITDA ratio established in "Article Fourth -- 4. Covenants – 4.17. Indebtedness to Consolidated EBITDA" of the Second Supplemental Indenture , stated in the Pricing Supplement of the Series 02 Notes and in the terms and conditions of the Series 02 Global Note. For that purpose the new wording for the Indebtedness to Consolidated EBITDA ratio will be: *"4.17 Indebtedness to Consolidated EBITDA. The Company will not permit at any time the ratio of Indebtedness of the Company at each Calculation Date to Consolidated EBITDA of the Company for the Calculation Period ending on such Calculation Date to exceed 7.25 to 1.*

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the new wording for the Indebtedness to consolidated EBITDA ratio and a waiver for an eventual separation of that covenant for the period after September 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By: ______________________

Name: Saúl Zang

Title: Second Vice Chairman of the Board of Directors

Dated: April 4, 2002